AHOLD EXTENDS TENDER OFFER FOR GIANT FOOD INC.

Zaandam, The Netherlands, July 15, 1998 - Royal Ahold announced that it is extending its tender offer for all outstanding Class A Non-Voting Stock (approximately 59.9 million shares) of Giant Food Inc. at a price of USD 43.50 per share, until 5 p.m. New York City time, on July 31, 1998.

The offer, announced May 19, was scheduled to expire on June 17 and had already been extended once until 5 p.m. New York City time, on July 15. Based upon information provided by The Bank of New York, as depositary for the offer, as of the close of business on July 14, 1998, approximately 46.5 million shares (77%) of the outstanding Class A Non-Voting Stock of Giant Food Inc. have now been tendered. Completion of the tender offer and the acquisition of the Class AL and Class AC shares are subject to obtaining necessary regulatory approvals.

Ahold Public Relations, tel:   31 75 659 5720

Ahold Investor Relations, tel: 31 75 659 5648